Celulosa Arauco y Constitución S.A. El Golf 150, Floor 14, Las Condes Santiago, Chile 7550107 Phone: (56-2) 461 7200 Fax: (56-2) 698 5967 www.arauco.cl

May 2, 2018

VIA EDGAR

Re:	Celulosa Arauco y Constitución S.A.
F-4 Registration Statement (File No. 333-224412)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Celulosa Arauco y Constitución S.A. (the “Company”) hereby requests acceleration of the effectiveness of the above referenced Form F-4 Registration Statement (File No. 333-224412) so that the Form F-4 Registration Statement will become effective at 4 p.m. on Friday, May 4, 2018 or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact David L. Williams of Simpson Thacher & Bartlett LLP at 212-455-7433.

[Signature Page Follows]

Celulosa Arauco y Constitución S.A. El Golf 150, Floor 14, Las Condes Santiago, Chile 7550107 Phone: (56-2) 461 7200 Fax: (56-2) 698 5967 www.arauco.cl

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

By:	/s/ Gianfranco Truffello
Name:	Gianfranco Truffello
Title:	Chief Financial Officer

[Signature page to Acceleration of Effectiveness Request]